Filed Pursuant to Rule 424(b)(3)
Registration No. 333-123740

PROSPECTUS

9,000,000 Shares

Technology Solutions Company

Common Stock

We may issue up to 9,000,000 shares of our common stock from time to time in connection with acquisitions of assets, businesses or securities.

This prospectus may also be used under certain limited circumstances in connection with the resale of common stock that was originally issued pursuant to this prospectus.

Our common stock is listed on the Nasdaq National Market under the symbol TSCC. On March 28, 2005, the closing price of our common stock on Nasdaq was $1.00 per share.

This prospectus provides you with information about TSC. We encourage you to read it carefully. In addition, you may obtain information about TSC from documents that we have filed with the Securities and Exchange Commission.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

This prospectus is dated April 22, 2005. You should be aware that the delivery of this prospectus and the sale of common stock pursuant to this prospectus will not in any way create an implication that the information contained in this prospectus is accurate or complete at any time after April 22, 2005.

We are not making an offer of common stock in any state where the offer is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common stock to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 22, 2005.

About This Prospectus

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which is known as the SEC, using a “shelf” registration process. Under this shelf registration process, we may sell up to 9,000,000 shares of our common stock from time to time in connection with acquisitions of assets, businesses or securities.

     You should read carefully both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

     The registration statement of which this prospectus is a part (including the exhibits) contains additional important information about us and our common stock. That registration statement can be read at the SEC’s website or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.”

Where You Can Find More Information

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings also are available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

     The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC (file no. 000-19433). Copies of these documents contain important business and financial information about us.

•	Annual Report on Form 10-K for our fiscal year ended December 31, 2004;

•	Current Reports on Form 8-K we filed with the SEC on January 18 and February 11, 2005.

This prospectus is accompanied by the following documents we have filed with the SEC:

•	Annual Report on Form 10-K for our fiscal year ended December 31, 2004

•	Our latest Quarterly Report on Form 10-Q filed with the SEC since December 31, 2004, if any

     You may request additional copies of the documents incorporated by reference at no cost by writing or calling our Investor Relations Department at the following address or telephone number: Technology Solutions Company, Investor Relations Department, 205 North Michigan Avenue, Suite 1500, Chicago, Illinois 60601, telephone: (312) 228-4500.

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with additional or different information. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

Technology Solutions Company

     We are a consulting company that delivers business benefits to our clients through the application of information technology. We help our clients select, install, upgrade and optimize the software systems that run their business operations. We specialize in the areas of manufacturing and distribution, supply chain, financial, human resources and customer service systems, and have recently added new service offerings such as Sarbanes-Oxley compliance, use tax technology, healthcare and consumer products and retail systems. Our principal expertise is system integration services for business-critical enterprise applications, including core enterprise software solutions from SAP AG and its U.S. subsidiary SAP America, Inc. and PeopleSoft, Inc. Historically, these services have been the cornerstone of our solutions and currently represent approximately 70% of our revenue.

     We provide services on a client-specific basis that allows us to focus on each client’s needs. Our range of services includes project planning, software selection, reengineering, implementation, upgrades, training and outsourcing, with specialized expertise in product configuration solutions, forensic technology consulting and project turn-arounds. Working side-by-side in a collaborative environment with the client, we typically assign small, experienced teams with senior-level involvement, helping to provide a cost-effective and successful completion of the project, along with an efficient transfer of knowledge to the client.

     Our business is primarily focused on the commercial market. We primarily serve customers based in the United States, and we have worked with more than 800 clients worldwide, including the majority of the Fortune 500.

     On December 31, 2004, we acquired Zamba Corporation, a customer relationship management services company headquartered in Minneapolis.

     Our principal executive offices are located at 205 North Michigan Avenue, Suite 1500, Chicago, Illinois 60601, and our telephone number is (312) 228-4500. We maintain a website on the Internet at www.techsol.com. Our website and the information contained on it or connected to it are not a part of this prospectus.

Selected Historical Financial Information

     The following selected historical consolidated financial information is being provided to assist you in your analysis of the financial aspects of our company. Our annual historical information is derived from our consolidated financial statements as of and for each of the years in the five-year period ended December 31, 2004. The information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the year ended December 31, 2004, as well as other information that we have filed with the SEC. See “Where You Can Find More Information.” The historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance.

Selected Historical Financial Information

	Year Ended
	December 31,	December 31,		December 31,	December 31,		December 31,
	2004	2003		2002	2001		2000
Statement of Operations Information
Revenues	$36,525	$45,640		$92,368	$143,317		$151,130
Operating (loss) income	$(9,313)	$(13,690	)(1)	$981	$(14,439	)(2)	$(7,525	)(3)
Net (loss) income	$(8,547)	$(29,503	)(1)	$1,230	$(8,910	)(2)	$(2,662	)(3)

Basic Net (loss) earnings per common share	$(0.21)	$(0.73)		$0.03	$(0.20)		$(0.06)

Diluted Net (loss) earnings per common share	$(0.21)	$(0.73)		$0.03	$(0.20)		$(0.06)

Balance Sheet Information
Total assets	$53,084	$60,169		$99,244	$113,933		$127,638
Total liabilities	$11,290	$15,778		$25,752	$37,811		$41,265
Stockholders’ equity	$41,794	$44,391		$73,492	$76,122		$86,373

(1)	Includes $5.2 million of restructuring and other special charges as well as a $16.6 million tax provision resulting from a full valuation allowance against the entire deferred tax assets of $21.7 million net of a $5.1 million tax benefit from operating losses during the year.

(2)	Includes $9.2 million of restructuring and other special charges comprised of $6.9 million related to the closure of our Peer 3 software development operation and $2.3 million in non-Peer severance related costs.

(3)	Includes charge of $4.3 million for closure of Latin American operations.

Risk Factors

     We operate in an environment that is difficult to predict and that involves significant risks, many of which are beyond our control. In addition to the other information contained or incorporated by reference in this prospectus, including any accompanying reports, you should carefully consider the risks described below before deciding whether to invest in our stock. Other risks and uncertainties not presently known to us or that are not currently believed to be important to you, if they materialize, also may adversely affect us. See also the risks and uncertainties described in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Assumptions Underlying Certain Forward-Looking Statements and Factors that May Affect Future Results” of our Annual Report on Form 10-K for the year ended December 31, 2004.

We are subject to numerous risks currently affecting our business.

     We and the price of our common stock are currently subject to many risks, including, without limitation:

•	the rapidly changing nature of information technology services, including our ability to keep pace with technological and market changes and our ability to refine and add to existing service offerings;

•	our ability to manage the current downturn in our business as well as the industry in general;

•	our ability to manage decreased revenue levels;

•	our ability to attract new business and increase revenues;

•	our ability to successfully introduce new service offerings;

•	our dependence on a limited number of clients for a large portion of our revenue;

•	the potential loss of significant clients;

•	our ability to attract new clients and sell additional work to existing clients;

•	our ability to manage costs and headcount relative to expected revenues;

•	our ability to attract and retain employees;

•	the decreasing level of options available for grants by us to attract new employees and to retain existing employees; and

•	changing business, economic or market conditions and changes in competitive and other factors.

Our operating results will likely fluctuate, which may cause volatility in our stock price.

     Our operating results have varied significantly from quarter to quarter in the past, and can be expected to continue to fluctuate, due to a variety of factors, many of which are beyond our control. These factors include, but are not limited to:

•	changing conditions in the information technology market and in the U.S. and global economies in general;

•	the number and timing of new clients and new projects for existing clients;

•	our ability to replace completed projects with new projects in a timely fashion;

•	differences in the number of billing days and/or holidays between quarters;

•	the number of vacation days and sick days taken by our employees in a particular quarter;

•	the utilization of our employees, and our ability to match available employee resources with client service requirements;

•	introductions or announcements of new service offerings;

•	changes in accounting rules, such as expensing employee stock option grants;

•	our ability to integrate and operate the Zamba business;

•	increased competition from low-priced overseas technology consultants; and

•	the costs related to meeting new regulations.

     The failure to meet the expectations of the investment community may cause our stock price to decline, possibly substantially. A significant stock price decline could result in litigation, which could be costly, lengthy and divert management’s attention and resources from business operations.

The market for information technology services is rapidly changing.

     The systems consulting and implementation market is characterized by rapid technological advances and developments, including the development of new software products, applications and services. The introduction of new services can make existing services unmarketable. In order to grow and remain competitive, we need to adapt to these rapidly changing technologies, to enhance our existing solutions and to introduce new solutions to address our clients’ changing demands. Our success will depend in part on our ability to stay abreast of these advances and developments and failure to do so could materially and adversely affect our business.

     We utilize a number of different technologies in developing and providing IT and customer relationship solutions for our clients. The technologies we use are developing rapidly and are characterized by evolving industry standards in a wide variety of areas. While we evaluate technologies on an ongoing basis and endeavor to utilize those that are most effective in developing IT solutions for our clients, there can be no assurance that the technologies we utilize and the expertise we gain in those technologies will continue to be applicable in the future. There can be no assurance that new technologies will be made available to us or that we will be able to economically apply them. The inability to apply existing technologies and expertise to subsequent projects could have a material adverse effect on our business, operating results and financial condition.

We must increase revenues in order to return to profitability.

     In recent periods, we have experienced decreased demand for our services resulting in declining revenues and recurring operating losses. For the years ended December 31, 2004 and 2003 we had operating losses of $9.3 million and $13.7 million, respectively. Our ability to attract business from new clients through sales and marketing efforts and through specialty services that address targeted industry and business concerns, and our ability to successfully manage fluctuations in demand, will be key to our success in the future.

     Among the strategic initiatives that we have taken to address the need for increased revenues has been the introduction of new service offerings. The acquisition of Zamba is part of that strategy, as are the introduction of our healthcare, consumer products and retail service offerings. No assurance can be given that these or any future service offerings will gain acceptance with our existing clients or any prospective clients. The absence of successful new service offerings or substantial expansion of existing service lines will have an adverse impact on our future revenues.

     In addition, in recent years no major technological developments have been introduced that could replace the applications with respect to which we currently provide services and could render some of our existing expertise. If such developments occur there can be no assurance that we will have the technological expertise to provide services covering such developments.

     If we are unable to increase revenues, manage growth and projects effectively and regain profitability, we may realize a material adverse effect in the quality of our services and products, our ability to retain key personnel and our business, financial condition and results of operations.

We must manage costs to match the level of demand for our services, and failure to do so will adversely affect our business.

     We regularly evaluate our business needs and the skill sets of our employees in order to balance our resources and costs. Any failure to effectively manage costs and resources will adversely affect our business. While we have taken steps to reduce our costs, we may be required to take further actions to reduce our costs if revenues are insufficient to support our cost structure, and no assurance can be given that we will be able to implement additional cost reductions necessary to match declining demand. Any unexpected decline in demand without a corresponding and timely reduction in staffing and other expenses, or a staffing increase that is not accompanied by a corresponding increase in demand, could have a material adverse effect on our business, operating results and financial condition. Additionally, any future increase in demand without a corresponding increase in staffing may render us unable to maintain or improve our market share and/or strain or overwhelm existing management resources, operational resources, financial resources and management information systems. There can be no assurance that we will be able to successfully manage future fluctuation in demand.

     Our expense levels are based, in part, on expectations of future revenues. In addition, a significant percentage of our operating expenses, particularly rent and depreciation, is fixed. Accordingly, an unanticipated decrease in the number or average size of, or an unanticipated delay in the scheduling for, projects, or other decrease in revenues, could materially and adversely affect our operating results and otherwise adversely affect our operations.

     An unanticipated termination or decrease in the size or scope of a major project, a client’s decision not to proceed with a project as anticipated or the completion during a quarter of a major client project could diminish employee utilization and have a material adverse effect on our business, financial condition and results of operations. Revenues and earnings may also fluctuate from quarter to quarter because of such factors as:

•	the contractual terms and timing of completion of projects, including achievement of certain business results;

•	any delays incurred in connection with projects;

•	the adequacy of provisions for losses and bad debts;

•	the accuracy of our estimates of resources required to complete ongoing projects;

•	the loss of key highly skilled personnel necessary to complete projects;

•	increases in expenditures related to growing our business, e.g., acquisitions of people and technology; and

•	general economic conditions.

We may not realize expected benefits from any restructuring initiatives.

     In response to industry and market conditions, we have restructured our business and reduced our workforce. In light of current depressed demand in the market for many of our information technology services, we may have to restructure in the future to achieve additional cost savings or to strategically realign our resources. We cannot predict whether we will realize synergies and improved operating performance as a result of any such restructuring. We also cannot predict whether any restructuring will adversely affect our ability to retain key employees which, in turn, could adversely affect our operating results.

If we continue to experience operating losses, our cash resources could be depleted and additional sources of cash would be required.

     We expect to experience continued operating losses until revenues increase sufficiently to cover operating costs. Until such time, our operating losses and the associated cash requirements are expected to be funded from existing cash resources. If we are not successful in increasing revenues and eliminating negative cash flows, it could become necessary to raise additional capital to offset losses from operations. There can be no assurance that we will be able to obtain any financing or that, if we were to be successful in finding financing, it would be on favorable terms. In addition, the decreasing level of cash available to us could have an adverse impact on the market value of our common stock as well as our ability to continue as a going concern.

Our inability to achieve appropriate utilization rates or charge acceptable rates for our services could adversely affect our profitability.

     Our current profit margins are largely a function of the respective rates we are able to recover for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain or improve current pricing for services or an appropriate utilization rate for our professionals, our profit margin and profitability will suffer in the absence of corresponding cost reductions.

     The rates we are able to recover for our services are affected by a number of factors, including:

•	the demand for our services compared to the supply of consultants available to deliver the services;

•	our clients’ perceptions of our ability to add value through our services;

•	the sensitivity of our clients to changes in prices for our services;

•	our reputation for delivering quality work in a timely manner;

•	the introduction of new in-demand services or products by us or our competitors;

•	our competitors’ pricing policies; and

•	the use of globally sourced, lower-cost service delivery capabilities by our competitors and our clients.

     We face continuous pressure from several directions on the rates charged to clients. Many of our competitors, including larger consulting firms with greater financial and personnel resources, smaller consulting firms with lower cost structures and large consulting firms in offshore locations such as India that have access to pools of technical consultants at lower costs than consultants based in the United States, may be willing to provide the services at a lower incremental cost than us.

     Our utilization rates are affected by a number of factors, including:

•	our ability to transition employees from completed projects to new engagements;

•	our ability to enter into long-term contractual relationships with clients;

•	our ability to forecast demand for our services and thereby maintain an appropriate headcount;

•	our ability to increase the ratio of billable employees to non-billable employees; and

•	our ability to manage attrition.

     We must balance our supply of consultants skilled in a particular service with the demand for that service. If the utilization rate of our consultants is very high it may be difficult to add new clients for these services. Conversely, if the utilization rate is too low the profitability of our business will be adversely impacted.

     Any negative changes to our retention of consultants, utilization rates or billable rates could materially adversely affect our business, financial condition and results of operations.

Unanticipated cancellations or suspensions of projects could adversely affect our operating results.

     Because of the project-based nature of our work and the fact that many of the projects we undertake are large, there is a risk of a material adverse impact on operating results if there is an unanticipated suspension or cancellation of a large project or a client refuses to pay fees and expenses when due. A project cancellation or suspension or a refusal or failure to pay can be based on any number of causes, many of which are beyond our control. These include financial difficulties of a client, a change in client priorities, client management or client strategies and a change in client ownership. The suspension or cancellation of a project or a failure or refusal to pay fees and expenses when due could result in a decrease or adjustment in revenues, the need to reassign staff and damage to our reputation. Because many projects are high profile, mission critical projects for major clients, a failure or inability to meet a client’s expectations for the amounts budgeted, timing and deliverables for the projects we undertake could damage our reputation and adversely affect our ability to attract new business.

     In addition, the contracts with many of our clients are short-term and our clients are able to reduce or cancel services without incurring any penalty. Unanticipated project cancellations could result in the loss of substantial anticipated revenues and could require us to maintain or terminate a significant number of underutilized employees, resulting in a higher number of unassigned people and/or higher severance expenses. Uncertainty in the economic environment may increase the probability that services may be reduced or canceled.

Certain of our engagements are on a fixed cost basis which results in additional operating risks.

     We contract services on either a time-and-materials basis or a fixed price basis. Both forms of contracts require us to estimate the number of hours and materials required before entering into the contract. In the case of a time-and-materials contract, failure to achieve the estimated results could subject us to pricing pressures from clients (even though there is no legal obligation to complete the work within the estimates) or could lead to the loss of future work from the client. Failure to complete fixed-price contracts within the contractual parameters will expose us to unrecoverable cost overruns. In either case, these failures could have a material adverse effect on our business, operating results and financial condition.

Our failure to perform services properly could result in substantial claims from clients.

     Many of our projects involve technology applications or systems that are critical to the operations of a client’s business and handle very large volumes of transactions. Failure to deliver applications or systems to clients with the promised functionality or within the promised time frame, or to satisfy the required service levels for support and maintenance, could result in substantial claims from clients. While we take precautionary actions to create redundancy and back-up systems, any such failures could result in claims by clients for substantial damages. Although we attempt to limit the amount and type of our contractual liability for defects in the applications, systems or services provided, and carry errors and omission insurance coverage, there can be no assurance that these limitations and insurance coverage will be applicable and enforceable in all cases, and the failure of a project could expose us to significant incremental financial exposure. Even if these limitations and insurance coverage are found to be applicable and enforceable, our liability to our clients for these types of claims could be material in amount and could affect our business, financial condition and results of operations.

On occasion, we may be subject to project risks arising in connection with incentive provisions in contracts with clients.

     Certain clients may require payment incentives related to factors such as costs incurred, benefits produced, goals attained and adherence to schedule. In these contracts, payment of all or a portion of the fees owing to us will be contingent upon meeting revenue-enhancement, cost-saving or other contractually defined goals which are often complex and may often be dependent in some measure on the client’s actual levels of business activity. The insistence by our clients to include in contracts incentives related to additional revenues generated, costs incurred, benefits produced or adherence to schedule or other benchmarks could increase the variability of revenues and margins earned by us on such contracts.

We are dependent on the products of third parties.

     Third party products and services are integral to the success of many of our projects. To the extent that third parties do not deliver effective products on a timely basis, our project results could be negatively impacted.

A limited number of our clients comprise a large portion of our revenues and any decrease in revenues from these clients could have an adverse effect on our business, financial condition, operating results and prospects.

     We derive a significant portion of our revenue from a limited number of clients. During 2004, our top two clients accounted for 17% of our revenues before reimbursements and our top five clients accounted for 34% of our revenues before reimbursements. In 2003, our top two clients accounted for 26% of our revenues before reimbursements and our top five clients accounted for 43% of our revenues before reimbursements.

     The loss of one or more of these clients could materially adversely affect our business, financial condition and results of operations. Although our large clients vary from time to time and long-term revenues do not rely on any one client, our revenues, results of operations and financial position could be materially adversely affected if we were to lose one or more of our top clients or if we were to fail to collect a large account receivable due from one of these clients.

We operate in a highly competitive industry.

     The systems consulting and implementation market includes a large number of participants, is subject to rapid changes and is highly competitive. We compete with and face potential competition from a number of companies that have significantly greater financial, technical and marketing resources and greater name recognition than do we. We also compete with globally sourced, lower-cost service providers as well as smaller service providers with specific, more narrowly focused service offerings. Our clients primarily consist of Fortune 1000 and other large corporations and there are an increasing number of professional services firms seeking consulting engagements from that client base. We believe that our ability to compete depends in part on a number of factors outside our control, including the ability of our competitors to hire, retain and motivate project managers and staff, the long-term relationships that our major competitors may have with potential clients, the ownership by our competitors of software used by potential clients, the development by others of software that is competitive with our products and services and the price at which others offer comparable services.

     In addition, our clients could develop or acquire in-house expertise in services similar to those we provide, which would significantly reduce demand for our services. No assurance can be given that we will be able to maintain our existing client base, maintain or increase the level of revenue generated by our existing clients or be able to attract new clients.

We may encounter difficulties in hiring and retaining the personnel required to deliver our services and manage our company.

     Our business consists mainly of professional services and is inherently labor intensive. Our success depends in large part upon our ability to attract, retain and motivate highly skilled employees, particularly project managers and other senior personnel. Qualified project managers are often in high demand and are likely to remain a limited resource in the future. Several attributes of our work environment pose challenges to our ability to attract and retain employees, including extensive travel requirements, our intense work environment and culture, our high standards for employee technical skills and job performance, our historical practice of adjusting the number of technical personnel to reflect active project levels and the decline in demand for our services.

     In addition, the number of stock options available for grant to new and existing employees has decreased in recent periods due to grants made to date. The reduced number of available options could have an adverse impact on our ability to attract and retain the necessary professional personnel. The approval of our stockholders will be required to increase the number of available options. No assurance can be given that such approval would be granted if requested or that the number of options could otherwise be increased.

     Although we expect to continue to attract sufficient numbers of highly skilled employees and to retain many of our existing project managers and other senior personnel for the foreseeable future, there can be no assurance that we will be able to do so. Failure to attract and retain key personnel could have a material adverse effect upon our business, operating results and financial condition and inhibit our ability to regain revenues.

     We have employment agreements with our senior management employees that contain non-competition, non-disclosure and non-solicitation covenants. Our employment agreements generally do not have fixed expiration dates and may be terminated by either party. Most senior employees have employment agreements that are generally terminable by either party upon 30 to 90 days’ written notice. The loss of some or all of our management personnel or project managers could have a material adverse impact on our business, including our ability to secure and complete engagements.

Intellectual property rights may not be adequate to protect our business.

     Our future success depends in part upon our proprietary technology. Although we have attempted to protect our proprietary technology through various mechanisms, including copyrights, trademarks, contractual obligations and trade secrets, third parties nevertheless may attempt to use our technology without authorization.

     Many of our clients have required that we grant to them all proprietary and intellectual property rights with respect to the work product resulting from our services, including the intellectual property rights to any custom software that we have developed for them. Each such grant limits our ability to reuse work product components and work product solutions with other clients. In some situations, we have obtained either an ownership interest or a license from clients to permit us to market and sell to others the custom software that we have developed for our clients. There can be no assurance, however, that we will be able to obtain similar rights in the future.

     We also develop certain foundation and application software tools, methodologies and products that we own and license to our clients. We regard these software tools, methodologies and products as proprietary and we intend to protect our rights, where appropriate, with registered copyrights, patents, registered trademarks, trade secret laws and contractual restrictions on disclosure and transferring title. However, there can be no assurance that any of these steps will be adequate to deter misappropriation of our proprietary rights or independent third party development of functionally equivalent products.

     In addition, our success is dependent upon our specialized expertise and methodologies. To protect our proprietary information, we rely on a combination of trade secret and common law employee non-disclosure policies and third-party confidentiality agreements. However, there can be no assurance that any of these steps will be adequate to deter misappropriation of our specialized expertise and methodologies.

     Although we believe that our services and products do not infringe on the intellectual property rights of others, there can be no assurance that others will not assert infringement claims against us in the future. Any such claim asserted against us may harm our reputation, cost us money, prevent us from offering some services or solutions and divert management’s attention from the operation and growth of our business.

We may engage in strategic acquisitions, investments and dispositions.

     We may consider acquiring other businesses. We cannot assure that we will be able to identify suitable acquisitions or investment candidates. Even if we identify suitable candidates, we cannot assure that we will be able to make acquisitions or investments on commercially acceptable terms, if at all.

     The success of any acquisition will depend upon, among other things, the ability of management and our employees to integrate acquired personnel, operations, products and technologies into our organization effectively, to retain and motivate key personnel of acquired businesses and to retain clients of acquired firms. There can be no assurance that we will be able to identify suitable acquisition opportunities, consummate acquisitions or successfully integrate acquired personnel and operations. In addition, any acquisitions we undertake may involve certain other risks, including consumption of available cash resources, potentially dilutive issuances of equity securities or the diminishment of cash and the diversion of management’s attention from other business concerns. We may also need to make further investments to support the acquired company and may have difficulty identifying and acquiring the appropriate resources.

     In addition, we may enter, on our own or through acquisitions, into new lines of business or initiate new service offerings. Our success in any such endeavor will depend upon, among other things, the ability of management to identify suitable opportunities, successfully implement sound business strategies and avoid the legal and business risks of any new line of business or service offering and/or an acquisition related thereto. There can be no assurance that we will be able to do any of the foregoing. In addition, any such undertakings may result in additional costs without an immediate increase in revenues and may divert management’s attention from the operation and growth of our core business.

     We may also decide to dispose of or otherwise exit businesses, which may result in the recording of accrued liabilities for special one-time charges, such as workforce reduction costs and closure of excess facilities.

We are subject to numerous and changing economic and industry conditions.

     Our revenues and results of operations are subject to fluctuations based on the economic conditions in which we operate. During periods of economic uncertainty or downturn, businesses typically reduce or eliminate their spending on discretionary items such as the services we provide. Under these conditions, our business, operating results and financial condition could be materially adversely affected.

     Certain of our clients and potential clients are in industries that experience cyclical variations in profitability, which may in turn affect their willingness or ability to fund systems projects such as those for which we may be engaged. During the downturn of such cycles many of these customers may reduce or eliminate their spending on our services.

We may be subject to litigation from time to time.

     From time to time, we have been subject to litigation and we may be subject to litigation in the future. Where we can make a reasonable estimate of the probable liability relating to pending litigation, we record a related liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, because of uncertainties relating to litigation, the amount of our estimates could be over or understated. Furthermore, in many cases, where we make an estimate the amount of our estimate could be wrong. In addition to the potential cost and use of cash, pending or future litigation could divert management’s attention and resources causing a material adverse impact on our results of operations and financial condition.

     Because of the increase in litigation risk associated with the technology markets, both directors and officers and errors and omissions insurance rates have increased significantly in the past several years. We may be subject to further rate increases for both types of insurance.

     Following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company and its officers and directors. Any such litigation against us could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, operating results and cash flows.

Our common stock is subject to the risk of delisting from the Nasdaq National Market.

     Our common stock is listed on the Nasdaq National Market, which requires that listed stocks maintain a minimum per share closing bid price of $1. The closing bid price of our stock has dropped below $1 from time to time in the past. If we fail to satisfy Nasdaq’s minimum per share closing bid requirements, we could face the possibility of delisting under Nasdaq rules. However, there are a variety of actions that we could take to prevent a delisting.

Our rights plan as well as provisions of our charter and by-laws may discourage certain extraordinary transactions.

     We have adopted a stockholder rights plan which may discourage, delay or prevent a merger or acquisition. In addition, provisions of our charter and by-laws may have a similar effect. For example, our board of directors has the authority, without further action by our stockholders, to fix the rights and preferences and issue shares of preferred stock.

Forward-Looking Statements

     We have made forward-looking statements in this prospectus, including in the documents that accompany and are incorporated by reference in this prospectus. Generally, forward-looking statements include information concerning our financial position, results of operations, cash flows, business strategy, budgets, projected costs and plans and objectives of management for future operations as well as other statements. Forward-looking statements include the information in this prospectus, and in the documents that accompany and are incorporated by reference in this prospectus, regarding:

•	management forecasts;

•	efficiencies/cost avoidance;

•	the economy;

•	future economic performance;

•	future acquisitions and dispositions;

•	litigation;

•	potential and contingent liabilities; and

•	management’s plans.

     Forward-looking statements may be preceded by, followed by or include the words “may,” “will,” “should,” “could,” “would,” “potential,” “possible,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “hopes” or similar expressions.

     These forward-looking statements involve significant risks and uncertainties. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, readers are cautioned that no assurance can be given that the expectations will prove correct and that actual results and developments may differ materially from those conveyed in the forward-looking statements. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

     Forward-looking statements are not guarantees of performance. Forward-looking statements speak only as of the date on which they are made and, except as may be otherwise required by law, we do not undertake any obligation to update any forward-looking statement to reflect subsequent events or circumstances. If we do update or correct one or more forward-looking statements, investors and others should not conclude that we will make additional updates or corrections with respect thereto or with respect to other forward-looking statements. The outcomes expressed or implied in these forward-looking statements could be affected by many important factors, including those described above under “Risk Factors” and elsewhere in this prospectus, and in the documents that accompany this prospectus. These factors could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements.

Securities Covered by This Prospectus

     This prospectus covers shares of common stock that we may issue from time to time upon the completion of acquisitions of assets, businesses or securities. In addition to the shares of common stock offered by this prospectus, the consideration we may offer in these acquisitions may include cash, debt or other securities or interests, or our assumption of liabilities of the assets, businesses, or securities being acquired or of their owners, or a combination thereof.

     We expect that the terms of acquisitions involving the issuance of the shares of common stock covered by this prospectus will be determined by direct negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired, and that the shares of common stock issued will be valued at prices reasonably related to the market price of the common stock either at or about the time an agreement is entered into concerning the terms of the acquisition or at or about the time the shares are delivered. No underwriting discounts or commissions will be paid, although finder fees and certain other fees may be paid in connection with certain acquisitions. Any person receiving these kinds of fees may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and any profit on the resale of shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We may, from time to time, in an effort to maintain an orderly market in the common stock or for other reasons, negotiate agreements with persons receiving common stock covered by this prospectus that will limit the number of shares that they may sell at specified intervals. These agreements may be more restrictive than restrictions on sales made pursuant to the exemption from the registration requirements of the Securities Act, including the requirements under Rule 144 or Rule 145(d), and certain parties to these agreements may not otherwise be subject to those Securities Act requirements. We anticipate that, in general, any of these agreements will be of limited duration and will permit the recipients of common stock issued in connection with acquisitions to sell up to a specified number of shares per business day or days.

     This prospectus may also be used, with our consent, by persons who have received or will receive from us common stock covered by this prospectus and who may wish to sell that stock under circumstances requiring or making desirable its use. This prospectus may also be used, with our consent, by pledgees, donees or assignees of these persons. Our consent to any such use may be conditioned upon an agreement not to offer more than a specified number of shares after we have supplemented or amended this prospectus. We may agree to use our best efforts to prepare and file supplements or amendments described in the immediately preceding sentence at certain intervals. We may require that any resale offering as described in this paragraph be effected in an organized manner through securities dealers.

     Sales by means of this prospectus may be made from time to time privately at prices to be individually negotiated with the purchasers, or publicly through transactions in the over-the-counter market or on a securities exchange (which may involve block transactions), at prices reasonably related to market prices at or about the time of sale or at negotiated prices. Broker-dealers participating in these transactions may act as agent or as principal and, when acting as agent, may receive commissions from the purchasers as well as from the sellers (if also acting as agent for the purchasers). We may indemnify any broker-dealer participating in these transactions against certain liabilities, including liabilities under the Securities Act. Profits, commissions and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

     Stockholders may also offer shares of common stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 144 or Rule 145(d) under the Securities Act. Stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

Description of Capital Stock

     Under our restated certificate of incorporation, we have the authority to issue 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. As of March 18, 2005, 46,855,015 shares of our common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. In addition, as of March 18, 2005, our board of directors had approved the issuance of 15,205,700 shares of common stock under our equity incentive plans, and of that number approximately 1,248,000 were subject to issuance under outstanding stock options. The number of authorized shares of preferred stock includes 1,000,000 authorized shares of Series A Junior Participating Preferred Stock, $0.01 par value, which we refer to as the “Series A Preferred Stock,” issuable pursuant to the Rights Agreement we entered into with Mellon Investors Services LLC (as successor to ChaseMellon Shareholder Services, L.L.C.), none of which is currently outstanding. See “Stock Purchase Rights.”

Common Stock

     All of the outstanding shares of our common stock are, and the shares of common stock covered by this prospectus will be, duly authorized, validly issued, fully paid and non-assessable. Holders of our common stock are entitled to (1) one vote per share on all matters to be voted on by stockholders, (2) share ratably in any dividends and (3) share ratably in our remaining assets upon liquidation after payment to the holders, if any, of the outstanding preferred stock. Holders of our common stock have no pre-emptive rights, subscription rights, cumulative voting rights or conversion rights.

     The powers, preferences and rights of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which we may designate and issue. Shares of our common stock are represented by certificates in such form as may be determined by our board of directors.

     Mellon Investor Services LLC is the transfer agent and registrar for our common stock.

Stock Purchase Rights

     Each outstanding share of common stock includes, and each share of common stock offered by this prospectus will include, one preferred stock purchase right, which we refer to as a “Right,” provided under the Rights Agreement. Each Right entitles the holder, until the earlier of the expiration or the redemption of the Rights, to buy, under specified circumstances, one one-hundredth of a share, which we refer to as a “Unit,” of Series A Preferred Stock, at a purchase price of $100 per Unit, subject to adjustment.

     If any person becomes or, upon consummation of a tender offer or exchange offer would become, the beneficial owner of 15% or more (20% or more if the person is the State of Wisconsin Investment Board) of our common stock, each Right (other than Rights held by the acquiring person) would become exercisable for that number of shares of common stock having a market value equal to two times the exercise price of a Right. Furthermore, if after any person becomes the beneficial owner of 15% or more (20% or more in the case of the State of Wisconsin Investment Board) of our common stock we are acquired in a merger or other business combination in which we are not the surviving corporation or 50% or more of our assets or earnings power is sold, each Right (other than Rights held by the acquiring person) would become exercisable for that number of shares of common stock of the acquiring company having a value equal to two times the exercise price of a Right.

     We may redeem the Rights in whole, but not in part, at a price of $0.01 per Right at any time until ten days after the occurrence of an event that causes the Rights to become exercisable for common stock. We may exchange the Rights, in whole or in part, at any time after a person becomes the beneficial owner of 15% or more (20% or more in the case of the State of Wisconsin Investment Board) of our common stock for shares of common stock, Units of the Series A Preferred Stock (or of a class or series of our preferred stock having equivalent rights, preferences and privileges).

     One Right will be issued in respect of each share of common stock issued before the earlier of the expiration or the redemption of the Rights. As of the date of this prospectus, the Rights are not exercisable, certificates representing the Rights have not been issued and the Rights automatically trade with our common stock. The Rights will expire on October 29, 2008, unless earlier terminated, redeemed or exchanged as described above.

Legal Matters

     The validity of the common stock offered by this prospectus has been passed upon for us by our General Counsel.

Experts

     Our consolidated financial statements at and as of the years ended December 31, 2004 and 2003, appearing in our Annual Report (Form 10-K) for the year ended December 31, 2004, have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon included in our Annual Report on Form 10-K and incorporated in this prospectus by reference. Such consolidated financial statements are incorporated by reference in this prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     Our consolidated statements of operations, changes in stockholders’ equity and comprehensive income and cash flows for the year ended December 31, 2002 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.